Exhibit 99.1

VNET Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on October 5, 2023

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of VNET Group, Inc. (the “Company”) will be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China on October 5, 2023 at 10 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions:

1. AS AN ORDINARY RESOLUTION,

THAT the authorized share capital of the Company be increased by the creation of an additional 1,500,000,000 Class A ordinary shares with a par value of US$0.00001 each, to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”), such that immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company shall be increased FROM US$15,000 divided into 1,500,000,000 shares, par value of US$0.00001 each, comprised of (i) 1,198,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each TO US$30,000 divided into 3,000,000,000 shares, par value of US$0.00001 each, comprised of (i) 2,698,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each; and

2. AS AN ORDINARY RESOLUTION,

THAT each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on September 6, 2023 (New York time) as the record date (the “Share Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of our shares of a par value of US$0.00001 each at the close of business on the Share Record Date are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof in person. Owners of the Company’s American depositary shares (the “ADSs”) are not entitled to attend and vote at the EGM, and must act through Citibank, N.A., the depositary of the Company’s ADS program, to exercise the voting rights arising from the Class A ordinary shares of the Company, par value US$0.00001 each, represented by their ADSs. In order to assist us in our preparation for the EGM, please RSVP by email to ir@vnet.com.

By Order of the Board of Directors,

VNET Group, Inc.

By:	/s/ Sheng Chen
Name:	Sheng Chen
Title:	Chairman of the Board of Directors

Beijing, China

September 5, 2023